Mail Stop 3720

March 13, 2007

Via U.S. Mail

Mr. David Sach
Chief Financial Officer
Millicom International Cellular S.A.
75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg

> **RE:** **Millicom International Cellular S.A.**
> **Form 20-F for the Year ended December 31, 2005**
> **Filed May 06, 2006**
> **File No. 000-22828**

Dear Mr. Sach:

We have reviewed your supplemental response letter dated December 4, 2006 as well as your filing and have the following comments. As noted in our comment letter dated November 14, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note your response to comment 10. However, since there was no impairment, we do not understand your rationale for following the guidance in IAS 16.65 and 66 when accounting for the equipment price reduction. Explain to us why you do not record the equipment purchased with purchase credits at the reduced cost in accordance with the guidance in paragraph 16(a) of IAS 16.

2. In regard to the above comment, please tell us how you accounted for the equipment purchase credits under US GAAP. Please cite the authoritative accounting literature that supports your policy.

3. We note your response to comment 11. Explain to us your basis under IAS 18 for recognizing connection fees for pre-paid services based on the usage of minutes. Include in your response the significant terms of the pre-paid contracts that support your accounting.

2.Summary of Consolidation and Accounting Policies
2.19 Revenue Recognition
Equipment Revenues, page F-20

4.   We note your disclosures that "[r]evenue is recognized when the significant risks and rewards of ownership of handsets and accessories have been passed to the buyer". We also note from Note 17 on page F-49 that you held the handsets as inventory, and that you have recorded an inventory write-down of $1.3 million in 2005. So that we may better understand your accounting, disclose, in further detail, how you account for the loss on the sale of handsets under both IFRS and US GAAP. If your accounting policies are different under IFRS and US GAAP, advise us where you have recorded the difference in Note 37. If not, please explain to us why.

Note 37. Reconciliation to U.S. GAAP, page F-80

5.   Regarding your response to our previous comment 11, please provide us your SAB 108 materiality analysis that addresses, in quantified detail, each affected period. In addition, when restatement is not necessary, you should clearly describe the nature of the reconciling item rather than identifying it as "other" and implying that in consists of several adjustments.

6.   We note your response to our previous comment 13 however we remain unclear regarding the basis for your common control conclusion under US GAAP. Please explain in greater detail the facts and circumstances that form the basis for your conclusion. Identify for us in your response the controlling party and the basis of their control over all of the international cellular properties combined to form the Group.

*   *   *   *

        Please respond to the above comments within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director